Exhibit 99.3
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of TOM.
(Stock Code: 2383)
DESPATCH OF MAJOR TRANSACTION AND CONNECTED TRANSACTION
CIRCULAR OF TOM GROUP LIMITED
AND
TERMS OF THE OPTION PROPOSAL
IN RELATION TO
THE PROPOSED CONDITIONAL POSSIBLE PRIVATISATION
OF TOM ONLINE INC.
BY TOM GROUP LIMITED
Financial Adviser to TOM Group Limited

Goldman Sachs (Asia) L.L.C.

The TOM Circular has been despatched to shareholders of TOM on 11 April 2007.
As stated in the First Joint Announcement, if the Proposal is made, TOM would make (or procure to be made on its behalf) an appropriate offer to the holders of the Outstanding TOM Online Share Options in accordance with the Takeovers Code. TOM intends that the Option Proposal will provide that any Outstanding TOM Online Share Options (to the extent not exercised on or prior to the Record Date) will lapse upon the Scheme becoming effective, and each relevant Optionholder who accepts the Option Proposal and lodges an acceptance of the Option Proposal by the prescribed deadline will be entitled to receive an Option Proposal Price if the Option Proposal becomes unconditional.
Shareholders of TOM and/or potential investors should be aware that the Proposal and the Option Proposal will be made only if the approval by the independent shareholders of TOM at a general meeting has been obtained, and that the implementation of the

Proposal, the Option Proposal and the Scheme is subject to the conditions as set out in the First Joint Announcement being fulfilled or waived, as applicable, and thus the Proposal and the Option Proposal may or may not be made and the Scheme may or may not become effective. Shareholders of TOM and potential investors should therefore exercise caution when dealing in the shares in TOM.
Introduction
Reference is made to the joint announcement dated 9 March 2007 (the “First Joint Announcement”) made by TOM Group Limited (“TOM”) and TOM Online Inc. (“TOM Online”) and the joint announcement dated 30 March 2007 (the “Second Joint Announcement”) made by TOM and TOM Online. Terms defined in the First Joint Announcement and the Second Joint Announcement have the same meaning when used in this announcement unless otherwise defined herein.
Despatch of the major transaction and connected transaction circular of TOM
The Proposal and the Option Proposal will constitute a major transaction and a connected transaction for TOM under the Listing Rules. As stated in the Second Joint Announcement, TOM has made a waiver application to the Stock Exchange for the time limit for the despatch of the major transaction and connected transaction circular to the shareholders of TOM (the “TOM Circular”) to be extended from 2 April 2007 to 13 April 2007. The Stock Exchange has granted the extension, and the TOM Circular has been despatched to the shareholders of TOM on 11 April 2007. The TOM Circular contains, among other things, a letter of an independent board committee of TOM and a letter of advice from the independent financial adviser to the independent board committee and independent shareholders of TOM. Please refer to the full text of the letter from the independent board committee of TOM to the independent shareholders of TOM and a letter of advice from the independent financial adviser to the independent board committee and independent shareholders of TOM contained in the TOM Circular.
A notice of the extraordinary general meeting of TOM to be held on Wednesday, 25 April 2007 at 3:00 p.m. is contained in the TOM Circular. At the extraordinary general meeting of TOM, an ordinary resolution will be proposed for the approval of the Proposal, the Option Proposal and the transactions contemplated thereunder.
Summary of terms of the Option Proposal
As stated in the First Joint Announcement, if the Proposal is made, TOM would make (or procure to be made on its behalf) an appropriate offer to the holders of the Outstanding TOM Online Share Options in accordance with the Takeovers Code.
As at the latest practicable date for ascertaining certain information contained in the TOM Circular (the “Latest Practicable Date”), there were 181,048,929 outstanding share options granted under the TOM Online Pre-IPO Share Option Plan, of which 160,582,000 outstanding share options were held by existing directors of TOM Online and the remaining were held by employees of TOM Online (including ex-employees and a past director of TOM Online), and 18,000,000 outstanding share options granted under the TOM Online Share Option Scheme which were held by a director of TOM Online. As at the Latest Practicable

Date, Mr. Wang Lei Lei, a non-executive director of TOM and an executive director of TOM Online, held 139,264,000 outstanding share options granted under the TOM Online Pre-IPO Share Option Plan (of which 89,764,000 outstanding share options have been vested as at the Latest Practicable Date) and is presumed to be a party acting in concert with TOM in relation to the Proposal under the Takeovers Code.
In accordance with the terms of the TOM Online Pre-IPO Share Option Plan and the TOM Online Share Option Scheme, holders of the Outstanding TOM Online Share Options are entitled to exercise their vested options in full or in part at any time from the date of despatch of the notice of the Court Meeting until the expiry of the period commencing with such date and ending on the earlier of (i) the date two months thereafter; and (ii) the date on which the Scheme is sanctioned by the Grand Court, but any such exercise of an option shall be conditional upon the Scheme being sanctioned by the Grand Court and becoming effective. In the event that any of the Outstanding TOM Online Share Options are exercised on or prior to the record date for determining entitlements under the Proposal and the Option Proposal (the “Record Date”) in accordance with the relevant provisions of the TOM Online Pre-IPO Share Option Plan and the TOM Online Share Option Scheme, any Shares issued as a result of the exercise of such Outstanding TOM Online Share Options will be subject to and eligible to participate in the Scheme. Outstanding TOM Online Share Options which are not exercised or exercisable in accordance with the terms of the TOM Online Pre-IPO Share Option Plan and the TOM Online Share Option Scheme, and to the extent to which the Option Proposal is not accepted, will lapse upon the Scheme becoming effective.
If the Scheme does not become effective, all unexercised Outstanding TOM Online Share Options will remain unaffected and will be exercisable during their relevant exercise periods pursuant to the terms of the TOM Online Pre-IPO Share Option Plan and the TOM Online Share Option Scheme.
TOM intends that, if the Proposal is made, the Option Proposal, which is conditional on the Proposal becoming effective and binding, will be made by Goldman Sachs, on behalf of TOM, to the Optionholders on the terms and subject to the conditions to be contained in the Scheme Document and the letters setting out terms and conditions of the Option Proposal which will be sent separately to the relevant Optionholders.
TOM intends that the Option Proposal will provide that any Outstanding TOM Online Share Options (to the extent not exercised on or prior to the Record Date) will lapse upon the Scheme becoming effective, and each relevant Optionholder who accepts the Option Proposal and lodges an acceptance of the Option Proposal by the prescribed deadline will be entitled to receive an option proposal price (the “Option Proposal Price”) as follows if the Option Proposal becomes unconditional:-

Exercise price of Outstanding TOM Online Share Options that are vested as at the Record Date	Option Proposal Price for each option

HK$1.50	HK$0.02

HK$1.204	HK$0.316
The Option Proposal Price above represents the “see-through” price of that Outstanding TOM

Online Share Option, being the amount by which HK$1.52 (being the Cancellation Price under the Proposal) exceeds the exercise price of that Outstanding TOM Online Share Option. Each holder of Outstanding TOM Online Share Options, and who has Outstanding TOM Online Share Options that are vested and unexercised as at the Record Date, may elect whether to accept the Option Proposal.
TOM also intends that each holder of unvested Outstanding TOM Online Share Options as at the Record Date who accepts the Option Proposal and lodges an acceptance of the Option Proposal by the prescribed deadline will be entitled to receive an Option Proposal Price as follows if the Option Proposal becomes unconditional:-

Exercise price of Outstanding TOM Online Share Options that are not vested as at the Record Date	Option Proposal Price for each option

HK$1.50	HK$0.01

HK$1.204	HK$0.01
As at the Latest Practicable Date, there were 181,048,929 outstanding share options granted under the TOM Online Pre-IPO Share Option Plan, of which 52,500,000 outstanding share options are not vested and not exercisable and 18,000,000 outstanding share options granted under the TOM Online Share Option Scheme, of which 15,300,000 outstanding share options are not vested and not exercisable. The Option Proposal Price in respect of the unvested Outstanding TOM Online Share Options is at a nominal sum of HK$0.01 because the relevant share options are unvested and not exercisable and will, without the Option Proposal, lapse upon the Scheme becoming effective. Each holder of unvested Outstanding TOM Online Share Options as at the Record Date may elect whether to accept the Option Proposal. In the event that any Outstanding TOM Online Share Options that have not been vested as at the Latest Practicable Date but will be vested on or before the Record Date, these Outstanding TOM Online Share Options will be treated as vested Outstanding TOM Online Share Options and the relevant Optionholders will be entitled to receive the Option Proposal Price in accordance with the relevant exercise price of Outstanding TOM Online Share Options that are vested as at the Record Date as set out in the table above if they accept the Option Proposal and the Option Proposal becomes effective.
TOM intends that all payments in respect of the Option Proposal Price will be made in HK dollars.
Warning:
Shareholders of TOM and/or potential investors should be aware that the Proposal and the Option Proposal will be made only if the approval by the independent shareholders of TOM at a general meeting has been obtained, and that the implementation of the Proposal, the Option Proposal and the Scheme is subject to the conditions as set out in the First Joint Announcement being fulfilled or waived, as applicable, and thus the Proposal and the Option Proposal may or may not be made and the Scheme may or may not become effective. Shareholders of TOM and potential investors should therefore exercise caution when dealing in the shares in TOM.

By Order of the Board of
TOM Group Limited
Angela Mak
Executive Director
Hong Kong, 11 April 2007
As at the date of this announcement, the directors of TOM are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:

Ms. Tommei Tong	Mr. Frank Sixt (Chairman)	Mr. Henry Cheong
Ms. Angela Mak	Ms. Debbie Chang	Ms. Anna Wu
	Mrs. Susan Chow	Mr. James Sha
Mr. Edmond Ip
Mrs. Angelina Lee
Mr. Wang Lei Lei
The directors of TOM jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
* for identification purpose